SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

5th Floor, 10 Old Bailey,

London EC4M 7NG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc This document is important and requires your immediate attention. This document, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information Notice of Annual with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the General Meeting omission of which would make any statement herein or this document misleading. A Chinese translation of this document is available on the Company’s website or, on request, from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, and explanation 183 Queen’s Road East, Wan Chai, Hong Kong. If you are in any doubt as to any aspect of the proposals in this document or the action you of business should take, you should seek your own advice from a stockbroker, solicitor, accountant, or other independent professional adviser. If you have sold or otherwise transferred all your shares in Prudential plc, please forward this document (but not the enclosed Form of Proxy) as soon as possible to the purchaser or transferee, or to the person through whom the sale or transfer was made, for transmission to the purchaser or transferee. to be held on 28 May 2026 Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.HK Stock Code: 2378; SGX Stock Code: K6S

Dear Shareholder,

I am pleased to write to you with details of this year's Annual General Meeting (the 'Meeting') of Prudential plc (the 'Company').

As previously announced, this will be my last time chairing your AGM as I will stand down as your Chair and as a director at the end of the Meeting. I have great pleasure in handing over to Sir Douglas Flint who joined the Board on 4 March as Chair Designate.

This year's Meeting will again be held in hybrid form. The physical meeting will take place at the agency offices of our Hong Kong business at AIRSIDE, Level 11, 2 Concorde Road, Kai Tak, Kowloon, Hong Kong at 4.00pm Hong Kong/Singapore time (9.00am BST) on Thursday, 28 May 2026. Shareholders will also be able to join and participate in the Meeting electronically via the Lumi platform. A step-by-step guide on how to join the Meeting online, ask questions and vote can be found on pages 18 and 19.

Shareholders attending the Meeting will receive a small corporate souvenir. Light refreshments will be offered at the venue.

Whilst we will continue to ensure that all shareholders are able to participate in the Meeting fully online, we will in addition provide an opportunity for UK-based shareholders to attend a separate, informal shareholder event with Sir Douglas later in the year, with further details provided separately.

Shareholder engagement and questions

The Meeting is an important event in the Company's corporate calendar and provides a valuable opportunity for shareholders to engage directly with the Board, whether in person or online, via the Lumi platform. The Meeting will be conducted in English and a simultaneous Cantonese interpretation will be provided.

In addition to the opportunity to ask questions during the Meeting, shareholders may also submit questions in advance of the Meeting by email to secretariat@prudentialplc.com When submitting questions via email, shareholders are kindly requested to include their shareholder reference number. We will consider all questions received and endeavour to provide answers during the Meeting where appropriate. Should shareholders wish to follow up on any responses provided to questions asked at the Meeting, they are encouraged to do so by emailing secretariat@prudentialplc.com

Voting

All shareholders are encouraged to vote either in advance or on the day of the Meeting. Votes can be cast:

1. in person, at the Meeting;
2. via the Lumi platform (available on the day of the Meeting);
3. via Computershare's website;
4. by completing and returning a paper "Form of Proxy"; or
5. if you are an institutional investor, you may be able to appoint a proxy electronically via CREST or the Proxymity platform.

Shareholders holding their shares via a bank or broker should contact the bank or broker directly.

As in previous years, I intend to call a poll on each resolution put to the Meeting. This will ensure that we are able to engage with the greatest number of shareholders by including the votes cast by shareholders who choose to vote ahead of the Meeting.

Notice and Annual Report

The formal Notice of Meeting (the 'Notice') together with the explanatory notes are set out on pages 2 to 13. This Notice is provided to shareholders on the UK register or the Hong Kong register, and any person with shares of the Company standing to the credit of their securities account held with The Central Depository (Pte) Limited ('CDP') in Singapore.

Should you wish to view the 2025 Annual Report or this Notice online, they are available on our website at www.prudentialplc.com

Dividend

On 18 March 2026 Hong Kong/Singapore time (17 March 2026 GMT; announced via UK RNS on 18 March 2026), the Company announced a dividend of 18.89 US cents per share. The Company pays all dividends as interim dividends. Interim dividends do not require shareholder approval and no resolution on a dividend payment is included in the Notice.

Shareholders on the UK and Hong Kong registers will continue to receive their dividend payments in pounds sterling or Hong Kong dollars respectively unless they have elected to receive US dollars. The dividend rate in pounds sterling and Hong Kong dollars will be announced on or around 28 April 2026. A scrip dividend alternative offering new shares on the Hong Kong line is also available. In addition, shareholders on the UK register are able to participate in the Dividend Reinvestment Plan (DRIP). The DRIP allows shareholders to reinvest their dividend in the purchase of Prudential shares in the market instead of receiving cash. Details of the Company's dividends, including currency election options and payment dates, can be found on our website at www.prudentialplc.com/en/investors/shareholder-centre/cash-dividend-and-currency-election and on page 21. Details of the scrip dividend are available on our website at www.prudentialplc.com/en/investors/shareholder-centre/scrip-dividend and details of the DRIP can be accessed at www.prudentialplc.com/en/investors/shareholder-centre/dividend-reinvestment-plan

Recommendation

The Directors consider that all resolutions set out in this Notice to be put to the Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend shareholders vote in favour of all proposed resolutions. The Directors intend to vote, in respect of their own beneficial shareholdings, in favour of all proposed resolutions (with the exception of resolution 18, as in accordance with Rule 7.19A(1) of the Hong Kong Listing Rules ('HKLR'), the Chair, the Executive Director and their respective associates will abstain from voting on resolution 18 for the reasons set out on page 10 of this Notice).

Yours sincerely

Shriti Vadera
Chair

23 April 2026

1 Prudential plc Notice of meeting 2026

Notice of Annual General Meeting and explanatory notes Notice is hereby given that the 2026 Annual General Meeting of Directors’ Remuneration Policy Prudential plc will be held on Thursday, 28 May 2026 at 4.00pm Hong Kong/Singapore time (9.00am BST) at AIRSIDE, Level 11, 2 Concorde Road, Kai Tak, Kowloon, Hong Kong and Resolution 3. simultaneously online, via the Lumi platform. Shareholders will To approve the revised Directors’ Remuneration Policy. be asked to consider and, if thought fit, pass the resolutions set out below. Explanatory notes Resolutions 1 to 19 (inclusive) will be proposed as ordinary resolutions; Shareholders are invited to approve the revised Directors’ resolutions 20 to 23 will be proposed as special resolutions. For each Remuneration Policy contained in the 2025 Annual Report on pages ordinary resolution to be passed, more than half of the votes cast 229 to 241, which sets out the Company’s forward-looking policy on must be in favour of the resolution. For each special resolution to be Directors’ remuneration. The Remuneration Committee Chair has passed, at least three-quarters of the votes cast must be in favour of highlighted the key changes from the current policy adopted by the resolution. shareholders in 2023 in the Chair’s statement set out in the Directors’ Remuneration Report, also contained in the Annual Report, on page 209. The statement also refers to the extensive consultation with Annual report and accounts major shareholders and shareholder representatives in determining the revised policy. Resolution 1. To receive and consider the Accounts for the financial year The proposed changes are intended to equip the Group to recruit and ended 31 December 2025 together with the Strategic Report, retain critical executive talent in our key markets, given the Group’s Directors’ Remuneration Report, Directors’ Report and the exclusive focus on Asia and Africa whilst reinforcing alignment of Auditor’s Report on those Accounts (the ‘2025 Annual Report’). executives’ remuneration with investors’ performance and governance expectations. If the Directors’ Remuneration Policy is approved by shareholders, it will take immediate effect and the Explanatory notes The formal business of the Meeting will begin with a resolution to lay Company will not be able to make a remuneration payment to a before shareholders the 2025 Annual Report. Shareholders will have current or prospective Director or a payment for loss of office to a the opportunity to put questions about the 2025 Annual Report and current or past Director unless that payment is consistent with the other business to be conducted at the Meeting to the Directors before revised Directors’ Remuneration Policy or has been approved by a this resolution is voted on. resolution of the shareholders of the Company. If the Directors’ Remuneration Policy is not approved for any reason, the Company will continue to make payments to Directors in accordance with the The 2025 Annual Report is available to view on the Company’s current Directors’ Remuneration Policy which was approved at the website www.prudentialplc.com Company’s Annual General Meeting on 25 May 2023 and is available Directors’ Remuneration Report on the Company’s website www.prudentialplc.com, and will seek shareholder approval for a further revised policy as soon as is practicable. Resolution 2. To approve the Directors’ Remuneration Report for the year ended 31 December 2025. Explanatory notes As in previous years, shareholders will have the opportunity to cast an advisory vote on the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy which is included under Resolution 3) for the year ended 31 December 2025. The Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) is set out in full on pages 204 to 243 of the 2025 Annual Report. The 2025 Annual Report is available to view on the Company’s website www.prudentialplc.com 2 Prudential plc Notice of meeting 2026

Election and re-election of DirectorsExplanatory notes In accordance with Provision 18 of the UK Corporate Governance Code, all Directors other than those retiring at the conclusion of the Meeting will offer themselves for re-election or, in the case of Sir Douglas Flint and Guido Fürer, for election for the first time. Shriti Vadera will retire at the conclusion of the Meeting and will not stand for re-election. All Directors in office during 2025 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Prudential is detailed in their biography. The Board has determined that each Non-executive Director continues to be independent and that there are no circumstances likely to impair their judgement in relation to Prudential Board matters. The Chair’s independence is only assessed on appointment. When considering the independence of the Non-executive Directors, the Nomination & Governance Committee and the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG. The Nomination & Governance Committee and the Board have determined that this relationship does not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement. The Committee also took into account that Sir Douglas and Anil Wadhwani are both members of the Monetary Authority of Singapore Advisory Council and that Sir Douglas and Shriti Vadera both serve as directors of the Institute of International Finance. The Nomination & Governance Committee and the Board have determined that these relationships do not affect the independence of Sir Douglas which was assessed on his appointment as Chair Designate. There are no other cross-directorships of material companies which would affect independence. Each independent Non-executive Director has confirmed their independence under the criteria set out in Rule 3.13 of the Hong Kong Listing Rules The Board, supported by the work carried out by the Nomination & Governance Committee, is actively engaged in an ongoing cycle of succession planning to support the Company’s strategic objectives and is satisfied that it continues to maintain an appropriate level of diversity and balance of skills and experience. All Directors standing for election or re-election are recommended by the Nomination & Governance Committee. More detailed information about the activities of the Nomination & Governance Committee in 2025 can be found in the 2025 Annual Report The Board recommends that shareholders approve the election or reelection of all Directors standing for election or re-election.3 Prudential plc Notice of meeting 2026

Election of Directors

Election of Directors who joined the Board since the last Meeting

Committee membership

A Audit N Nomination & Governance Re Remuneration Ri Risk S Sustainability ● Committee Chair

Resolution 4. To elect Sir Douglas Flint as a Director of the Company.



Sir Douglas Flint (Age: 70)

Chair Designate

N Re

Appointed to the Board: March 2026

Sir Douglas retired as Group Chair of HSBC Holdings plc in September 2017, having been appointed to that role in 2010. For 15 years prior to that, he was HSBC's Group Finance Director, having joined from KPMG where he was a partner.

Sir Douglas has been Chair of Aberdeen Group Plc since January 2019 and will be stepping down on 28 April 2026, and Chair of IP Group plc since November 2018 and will be stepping down from this role in June 2026.

He was also previously a non-executive director at BP plc from 2005-2011, Chairman of the Institute of International Finance from June 2012 to December 2016, and a member of both the Mayor of Beijing's and the Mayor of Shanghai's International Business Leaders' Advisory Boards.

Sir Douglas received his CBE in 2006 and knighthood in 2018 recognising his services to the finance industry.

Sir Douglas is a member of the Institute of Chartered Accountants of Scotland.

Relevant skills and experience for Prudential

- Senior boardroom experience including extensive experience leading global financial institutions.
- Deep knowledge of Asia, including Prudential's key markets, and understanding of global finance.

Listed company directorships

- Aberdeen Group plc (Chair).
- IP Group plc (Chair).

Other key appointments

- The Royal Marsden NHS Foundation Trust and Charity (Chair).
- Monetary Authority of Singapore, Advisory Council (Member).
- Institute of International Finance (Board Member).

Resolution 5. To elect Guido Fürer as a Director of the Company.



Guido Fürer (Age: 62)

Independent Non-executive Director

A Ri

Appointed to the Board: July 2025

From 2012 to 2023 Guido was Group Chief Investment Officer and a member of the Group Executive Committee of Swiss Re Group, heading up the Global Asset Management division.

During his 25-year career with the firm he also served as Country President, Swiss Re Switzerland from 2019 to 2023, chaired Swiss Re's Global Strategic Council, and its Zurich Pension Fund, and served as a Trustee of the Swiss Re Foundation. Prior to joining Swiss Re, Dr Fürer held leading positions at Swiss Bank Corp/O'Connor and Associates in options trading and capital markets.

Between 2018 and 2022, Guido was a non-executive director, and chaired the Group Risk Committee, of pan-Asian insurer FWD Group, gaining insight into various key markets.

Guido has been a non-executive director of Swiss-headquartered insurance and banking group Baloise Holding Ltd since April 2024 and chair of its Risk & Investment Committee since April 2025. Since the merger of Baloise and Helvetia in December 2025, Guido has been a non-executive director of Helvetia Baloise Holding Ltd and chair of its Investment & Risk Committee.

Guido has a master's degree in Economics and a doctorate in Financial Risk Management from the University of Zurich, where he is now Chair of the Advisory Board of the Department of Finance.

Relevant skills and experience for Prudential

- Over three decades of international experience across financial services, including key Asia markets.
- Extensive knowledge and expertise in asset management, insurance and asset-liability management.

Listed company directorships

- Helvetia Baloise Holding Ltd (Non-executive Director and Investment and Risk Committee chair).

Other key appointments

- Department of Finance, University of Zurich (Chair of the Advisory Board).

4 Prudential plc Notice of meeting 2026

Annual re-election of Directors

Resolution 6. To re-elect Anil Wadhwani as a Director of the Company.



Anil Wadhwani (Age: 57)

Chief Executive Officer

Appointed to the Board:

February 2023

Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company's largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master's degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor's degree in Commerce from the Narsee Monjee College of Commerce and Economics.

Relevant skills and experience for Prudential

- With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia.
- Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife.

Key appointments

- Monetary Authority of Singapore, Advisory Council (Member).

Resolution 7. To re-elect Jeremy Anderson as a Director of the Company.



Jeremy Anderson (Age: 67)

Senior Independent Director

RI A N

Appointed to the Board:
January 2020
(Senior Independent Director since May 2023)

Jeremy was formerly the Chair of Global Financial Services at KPMG International, having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG's UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor's degree in Science (Economics) from University College London.

Relevant skills and experience for Prudential

- Substantial leadership experience in financial services in the UK, Asia and the US.
- More than 30 years of experience advising international companies on audit and risk management.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair).

Other key appointments

- Credit Suisse International (Non-executive Director).
- The Kingham Hill Trust (Trustee).
- The Productivity Group (Non-executive Director).

Resolution 8. To re-elect Arijit Basu as a Director of the Company.



Arijit Basu (Age: 65)

Independent Non-executive Director

A S

Appointed to the Board:
September 2022

Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India's leading life insurers, from 2014 until 2018, and took it public in 2017.

Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO.

Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master's degree in History and a Bachelor's degree in Economics from the University of Delhi.

Relevant skills and experience for Prudential

- Extensive experience in India's banking and insurance industries spanning nearly 40 years.
- Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI.

Listed company directorships

- IndusInd Bank Limited (Non-executive Director and Chair).

Other key appointments

- Academic Council of the College of Supervisors, RBI (Chair).
- Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director).

5 Prudential plc Notice of meeting 2026

Resolution 9. To re-elect Chua Sock Koong as a Director of the Company.



Chua Sock Koong (Age: 68)

Independent Non-executive Director

Re N

Appointed to the Board: May 2021

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia's leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and, from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency.

Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor's degree in Accountancy from the University of Singapore.

Relevant skills and experience for Prudential

- More than 30 years' experience working in business leadership and operations with significant experience in the Asia market.
- Significant boardroom experience, having served in several C-suite roles throughout her career.

Listed company directorships

- Bharti Airtel Limited (Non-executive Director).
- Royal Philips NV (Non-executive Director).
- Ayala Corporation (Non-executive Director).

Other key appointments

- Dubai Financial Services Authority (Director).
- Singapore Securities Industry Council (Member).
- The Singapore Public Service Commission (Deputy Chair).
- The Singapore Council of Presidential Advisers (Member).

Resolution 10. To re-elect Ming Lu as a Director of the Company.



Ming Lu (Age: 68)

Independent Non-executive Director

N Re

Appointed to the Board: May 2021

Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia Pacific and, since 2018, has played a leadership role in KKR's Asia growth and expansion, including serving as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, China's largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.

Ming holds a Master's degree in Business Administration from the University of Leuven and a Bachelor's degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering.

Relevant skills and experience for Prudential

- More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region.
- Brings deep knowledge and up-to-date insights on China and other key markets.

Listed company directorships

- Jardine Matheson Holdings Limited (Non-executive Director).

Other key appointments

- KKR Asia Ltd (Senior Advisory Partner).

6 Prudential plc Notice of meeting 2026

Resolution 11. To re-elect George Sartorel as a Director of the Company.



George Sartorel (Age: 68)

Independent Non-executive Director

S N Re Ri

Appointed to the Board: January 2022

From 2014 to 2019 George was the regional Chief Executive Officer of Allianz's Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George's career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.

George holds a Master's degree in International Business Studies from Heriot-Watt University.

Relevant skills and experience for Prudential

- Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
- A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG's Asia Pacific business and several country-head positions prior to that.

Listed company directorships

- Insurance Australia Group Limited (Non-executive Director).

Resolution 12. To re-elect Mark Saunders as a Director of the Company.



Mark Saunders (Age: 62)

Independent Non-executive Director

A Ri

Appointed to the Board: April 2024

Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Following retirement he was honoured with the Lifetime Achievement Award in 2022 at the 26th Asia Insurance Industry Awards. Mark started his actuarial career in 1988 at UK-headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994, becoming CEO/Controller of the business and living there since. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson's Hong Kong business as Managing Principal.

Mark is a Fellow of the Institute of Actuaries of the UK, a Chartered Actuary, and a Fellow and the President of the Actuarial Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester.

Relevant skills and experience for Prudential

- Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets, having been employed in the industry for 35 years.
- Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience.

Key appointments

- Blackstone Inc (Senior Adviser).
- Actuarial Society of Hong Kong (President).

7 Prudential plc Notice of meeting 2026

Resolution 13. To re-elect Claudia Suessmuth Dyckerhoff as a Director of the Company.



Claudia Suessmuth Dyckerhoff (Age: 59)

Independent Non-executive Director

Ri S

Appointed to the Board: January 2023

Claudia joined the global consultancy firm McKinsey & Company in 1995 and worked in several senior roles. She was responsible for helping to build the firm's healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China's national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.

Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master's degree in Business Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential

- Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
- Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.

Listed company directorships

- Ramsay Health Care Ltd (Non-executive Director).
- Clariant AG (Non-executive Director).
- Lonza Group (Independent Non-executive Director) (from May 2026).

Other key appointments

- QuEST Global Services Private Ltd (Non-executive Director).
- Evidentli (Chair).

Resolution 14. To re-elect Jeanette Wong as a Director of the Company.



Jeanette Wong (Age: 66)

Independent Non-executive Director

A Ri S

Appointed to the Board: May 2021

From 2008 to 2019, Jeanette led DBS Group's institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group's Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of EssilorLuxottica, Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA International.

Jeanette holds a Master's degree in Business Administration from the University of Chicago and a Bachelor's degree in Business Administration from the National University of Singapore.

Relevant skills and experience for Prudential

- Over 35 years of operational experience in financial services.
- Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles.

Listed company directorships

- UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member).
- Singapore Airlines Limited (Non-executive Director).

Other key appointments

- Council of CareShield Life (Chair).
- GIC Pte Ltd (Non-executive Director).
- PSA International Pte Ltd (Non-executive Director).
- National University of Singapore (Board of Trustees).

8 Prudential plc Notice of meeting 2026

Reappointment of auditor election candidates (and will not do so without the specific endorsement of its shareholders) the broad definitions used in the 2006 Act make it possible for normal business activities of the Resolution 15. Company, which might not be thought of as political expenditure or To re-appoint Ernst & Young LLP (‘EY’) as the Company’s donations to political organisations in the usual sense, to be caught. auditor until the conclusion of the next general meeting at The Company does not believe there is a material risk of it which the Company’s accounts are laid. inadvertently making such donations. Explanatory note In accordance with established best practice, it is the Company’s Following the recommendation of the Company’s Audit Committee intention to seek renewal of this resolution on an annual basis. and Board, shareholders will be asked to approve the appointment of EY as the Company’s auditor, to hold office until the conclusion of the Renewal of authority to allot Company’s 2027 Annual General Meeting. ordinary shares Remuneration of auditor Resolution 18. Resolution 16. That the Directors be and are hereby authorised, generally and unconditionally, pursuant to Section 551 of the 2006 Act, to To authorise the Company’s Audit Committee, on behalf of the exercise all the powers of the Company to allot shares in the Board, to determine the amount of the auditor’s remuneration. Company and to grant rights to subscribe for or to convert any Explanatory note security into shares in the Company for a period expiring at the earlier of 30 June 2027 and the conclusion of the Annual Shareholders will be asked to grant authority to the Company’s Audit General Meeting of the Company to be held in 2027 (save that Committee to determine the remuneration of EY. the Company may make offers and enter into agreements under Political donations this authority prior to its expiry which would, or might, require shares to be allotted or rights to subscribe for or to convert Resolution 17. securities into shares to be granted after such expiry, and the Board may allot shares or grant rights to subscribe for or to That the Company, and all companies that are its subsidiaries at convert securities into shares under any such offer or agreement any time during the period for which this resolution is effective, as if the said authority had not expired) and for a maximum be and are hereby generally and unconditionally authorised for aggregate nominal amount of: the purposes of Sections 366 and 367 of the Companies Act A. £25,281,067 (such amount to be reduced by any allotments 2006 (the ‘2006 Act’), in aggregate, to: or grants made under paragraph (B) or (C) of this resolution A. make political donations to political parties and/or 18 so that in total no more than £42,092,977 can be allotted independent election candidates not exceeding £50,000 in under paragraphs (A) and (B) of this resolution 18, and no total; more than £84,185,954 can be allotted under paragraphs (A), (B) and (C)); B. make political donations to political organisations other B. £42,092,977 (such amount to be reduced by any allotments than political parties not exceeding £50,000 in total; and or grants made under paragraph (A) or (C) of this resolution C. incur political expenditure not exceeding £50,000 in total, 18 so that in total no more than £42,092,977 can be allotted (as such terms are defined in Sections 363 to 365 of the 2006 under paragraphs (A) and (B) of this resolution 18, and no Act) provided that the aggregate of such donations and more than £84,185,954 can be allotted under paragraphs expenditure shall not exceed £50,000 during the period (A), (B) and (C)) in connection with an offer or invitation: beginning with the date of passing this resolution and expiring i. to ordinary shareholders in proportion (as nearly as may at the earlier of 30 June 2027 and the conclusion of the Annual be practicable) to their existing holdings; and General Meeting of the Company to be held in 2027, unless such ii. to holders of other equity securities (as defined in authority has been previously renewed, revoked or varied by the Section 560(1) of the 2006 Act) as required by the rights Company at a general meeting. The Company may enter into a of those equity securities or as the Board otherwise contract or undertaking under this authority prior to its expiry, considers necessary, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to political and so that the Board may impose any limits or organisations other than political parties and incur political restrictions and make any arrangements which it expenditure in pursuance of such contracts or undertakings as if considers necessary or appropriate to deal with treasury the said authority had not expired. shares, fractional entitlements, record dates, legal, Explanatory notes regulatory or practical problems in, or under the laws of, any territory or any other matter; The 2006 Act restricts companies from making donations to political parties, other political organisations or independent election C. £84,185,954 (such amount to be reduced by any allotments candidates and from incurring political expenditure without or grants made under paragraph (A) or (B) of this resolution shareholders’ consent. 18 so that in total no more than £84,185,954 can be allotted under paragraphs (A), (B) and (C) of this resolution 18) in Prudential has a clear policy not to make political donations (no connection with a rights issue: political donations were made in the year ended 31 December 2025). i. to ordinary shareholders in proportion (as nearly as may However, although the Company intends to continue to adhere to its be practicable) to their existing holdings; and policy of not making donations to political parties or to independent 9 Prudential plc Notice of meeting 2026

ii. to holders of other equity securities (as defined in Section 560(1) of the 2006 Act) as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

D. the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

References in this resolution to an allotment shall include a sale of ordinary shares held by the Company as treasury shares.

Explanatory notes

At last year's Annual General Meeting, shareholders renewed a resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or convert any security into shares in the Company (referred to collectively as Allotments). That authority will expire at the conclusion of this year's Meeting. Accordingly, the Notice includes a resolution to renew this authority and to extend the authority to make Allotments in connection with rights issues as further described below.

The Company has no present plans to undertake a rights issue or to issue new shares (or grant options over such new shares) other than in connection with its employee and agent share plans. The Company may also issue new shares pursuant to any scrip dividend alternative offered by the Directors in respect of any dividend. This authority will give the Directors the flexibility permitted by the HKLR and corporate governance guidelines to issue shares where they believe it is for the benefit of shareholders to do so. This authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2027 and the conclusion of the Company's 2027 Annual General Meeting.

This resolution needs to comply with the requirements of the HKLR as a result of the Company's listing on the Hong Kong Stock Exchange ('HKSE'). As a consequence, paragraphs (A), (B) and (C) of resolution 18 relate to different tranches of the Company's issued ordinary share capital which, when taken together, cover an aggregate nominal amount equal to £84,185,954 representing approximately 1,683,719,091 ordinary shares. This amount is approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 30 March 2026, the latest practicable date prior to publication of this Notice, which is also in line with guidance issued by the Investment Association.

To protect shareholders' interests and minimise any dilutive effects arising from the non-pre-emptive issue of shares, the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18, will cover an aggregate nominal amount equal to £84,185,954 representing approximately 1,683,719,091 ordinary shares (the 'Allotment Limit'). The Allotment Limit is equal to approximately 66.6 per cent of the total issued ordinary share capital of the Company as at 30 March 2026, the latest practicable date prior to publication of this Notice.

Paragraph (A) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £25,281,067 (representing approximately 505,621,348 ordinary shares in the Company). This amount, which is the maximum proportion of share capital Directors may allot without pre-emption under the HKLR, represents approximately 20 per cent of the total issued ordinary share capital (excluding treasury shares) as at 30 March 2026. This authority will be reduced by the amount of any allotments or grants made under paragraphs (B) and (C) of resolution 18, to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit.

Paragraph (B) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £42,092,977 (representing approximately 841,859,545 ordinary shares in the Company) in connection with offers to ordinary shareholders or holders of other equity securities. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 18 by approximately 13 percentage points, which is in line with guidance issued by the Investment Association.

This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (C) of resolution 18 to ensure that the total amount of Allotments which may be made under paragraphs (A) and (B) of resolution 18 does not exceed one-third of the total issued ordinary share capital of the Company and that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit. The HKLR do not permit the Directors to allot, on a non-pre-emptive basis, shares or rights to shares that would represent more than 20 per cent of the total issued ordinary share capital (excluding treasury shares) as at the date on which the resolution granting them a general authority to allot is passed. Accordingly, paragraph (A) of resolution 18 restricts the authority of the Directors to the 20 per cent threshold.

Paragraph (C) of resolution 18 authorises the Directors to make Allotments of an aggregate nominal amount equal to £84,185,954 (representing approximately 1,683,719,091 ordinary shares in the Company) in connection with only a rights issue to ordinary shareholders or holders of other equity securities. This authority will be reduced by the amount of any allotments or grants made under paragraphs (A) and (B) of resolution 18 to ensure that the total amount of Allotments which may be made under paragraphs (A), (B) and (C) of resolution 18 does not exceed the Allotment Limit. This amount exceeds the 20 per cent authority in paragraph (A) of resolution 18 by approximately 46 percentage points, which is in line with guidance issued by the Investment Association.

The Directors are aware of the latest Investment Association Share Capital Management Guidelines published in February 2023, which update the previous guidance to incorporate all fully pre-emptive offers, not just fully pre-emptive rights issues, in respect of the authority to allot a further one-third of the total issued ordinary share capital of the Company. The Directors have decided that they will limit Paragraph (C) of the allotment authority to rights issues this year, which reflects the terms of a waiver to Rule 7.19A(1) of the HKLR granted by the HKSE (as further described below in this Explanatory Note). The Directors consider the current limitation to rights issues provides sufficient flexibility to the Company for present purposes.

Under Rule 7.19A(1) of the HKLR, if a proposed rights issue would increase either the number of issued shares or the market capitalisation of the Company by more than 50 per cent (on its own or when aggregated with any other rights issues or open offers announced within the previous 12 months or prior to such 12-month period where dealing in respect of the shares issued pursuant thereto commenced within such 12-month period), then the issue must be made conditional on approval by minority shareholders in a general meeting by a resolution on which the directors (excluding independent non-executive directors) and their associates must abstain from voting.

10 Prudential plc Notice of meeting 2026

However, the HKSE has granted a waiver to the Company on 4 May 2010 from strict compliance with the above requirements in order to place the Company on an equal footing with other UK listed companies. The waiver has been granted on the basis that:

A. the directors (excluding independent Non-executive Directors) and their associates would abstain from voting on the relevant resolution in their capacity as shareholders at the Meeting; and

B. if the Company were to do a further rights issue, the Company would not need to obtain further minority shareholder approval under Rule 7.19A(1) of the HKLR provided that:

   i. the market capitalisation of the Company will not increase by more than 50 per cent as a result of the proposed rights issue; and

   ii. the votes of any new Directors appointed to the Board since the Meeting would not have made a difference to the outcome of the relevant resolution at the relevant Meeting if they had been shareholders at the time and they had in fact abstained from voting.

Paragraph (D) of resolution 18 seeks authority from shareholders under the HKLR for the Directors to make Allotments pursuant to the Company's share schemes or those of its subsidiary undertakings. The Directors intend to use the authorities sought under paragraph (C) of resolution 18 following the exercise of options and awards under the Company's share schemes adopted prior to or on the date of the Meeting.

Extension of authority to allot ordinary shares to include repurchased shares

Resolution 19.

That the authority granted to the Directors to allot shares (including selling ordinary shares held by the Company as treasury shares) and to grant rights to subscribe for or to convert any security into shares up to a total nominal value of £25,281,067 pursuant to paragraph (A) of resolution 18 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to resolution 22 set out below, to the extent that such extension would not result in the authority to allot shares (and to sell treasury shares) or grant rights to subscribe for or convert securities into shares pursuant to resolution 18 exceeding £84,185,954.

Explanatory notes

As permitted by the HKLR, resolution 19 seeks to extend the Directors' authority to allot shares (and to sell treasury shares) and grant rights to subscribe for or convert any security into shares pursuant to paragraph (A) of resolution 18 to include any shares repurchased by the Company under the authority to be sought by resolution 22.

Renewal of authority for disapplication of pre-emption rights

Resolution 20.

That if resolutions 18 and/or 19 are passed the Directors be and are hereby authorised to allot equity securities (as defined in Section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the Directors by resolutions 18 and/or 19 and/or to sell any ordinary shares held by the Company as treasury shares for cash as if Section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2027 and the conclusion of the Annual General Meeting of the Company to be held in 2027 (save that the Company may make offers and enter into agreements under this authority prior to its expiry which would, or might, require equity securities to be allotted (or treasury shares to be sold) after such expiry, and the Board may allot equity securities (or sell treasury shares) under any such offer or agreement as if the said authority had not expired), such authority to be limited:

A. to the allotment of equity securities and sale of treasury shares in connection with an offer of, or an invitation to apply for, equity securities in accordance with paragraphs (B) and (C) of resolution 18 above; and

B. otherwise than under paragraph (A) above, in the case of any allotment of equity securities and sale of treasury shares the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to this authority under the authority conferred on the Directors by paragraph (A) of resolution 18 and/or 19 and/or a sale of ordinary shares held by the Company as treasury shares for cash is £6,320,266.

Explanatory notes

At last year's Annual General Meeting, shareholders passed a special resolution giving the Directors authority to allot equity securities for cash without first being required to offer such securities to existing shareholders in proportion to their existing holdings, by the limited disapplication of Section 561 of the 2006 Act. That power will expire at the conclusion of this year's Meeting. Accordingly, the Notice includes a special resolution to renew this authority. This authority only extends (apart from pre-emptive issues) to the issue of equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 30 March 2026 the Company held no treasury shares.

The authority is sought for a maximum nominal value of £6,320,266 representing approximately 126,405,337 ordinary shares in the Company, which is approximately 5 per cent of the total issued ordinary share capital of the Company as at 30 March 2026. As regards rights issues and other pre-emptive issues, the Directors believe the mechanics and delay of the procedure under Section 561 are unduly restrictive and are therefore also seeking continuation of its disapplication in these circumstances.

Annual renewal of this authority is sought in line with the Statement of Principles on Disapplying Pre-Emption Rights published by the Pre-Emption Group in 2022 (the 'Statement of Principles 2022'). In respect of the authorities sought under resolutions 20 and 21, the Directors acknowledge the provisions of the Statement of Principles 2022 and the revised guidelines on share capital management issued by the UK's Investment Association which include an increase in the dis-application of pre-emption rights limits. However, at this time, the Directors consider it appropriate to retain the previous limits of 5 per cent of the total issued ordinary share capital of the Company in resolutions 20 and 21 and have not adopted the increased limits of

11 Prudential plc Notice of meeting 2026

10 per cent set out in the Statement of Principles 2022, nor do the The authority is sought for a maximum nominal value of £6,320,266 resolutions specifically provide for follow-on offers. The Directors will representing approximately 126,405,337 ordinary shares in the keep emerging market practice under review but consider that the Company, which is approximately 5 per cent of the issued ordinary limits of 5 per cent provide sufficient flexibility to the Company for share capital of the Company as at 30 March 2026, the latest present purposes. While there are no current plans to make use of the practicable date prior to publication of this Notice. authority granted in resolutions 20 and 21, if the powers are used in While the Directors have no present intention of exercising this relation to a non-pre-emptive offer, the Directors confirm their specific authority to disapply pre-emption rights, the Directors intention to follow the shareholder protections in paragraph 1 of Part consider that the authority sought at this year’s Meeting will benefit 2B of the Statement of Principles 2022. While the resolutions do not the Company and its shareholders generally since there may be specifically provide for follow-on offers, where relevant, the Directors occasions in the future when the Directors need the flexibility to confirm their intention to follow the expected features of a follow-on finance acquisitions or capital investments by issuing shares for cash offer as set out in paragraph 3 of Part 2B of the Statement of without a pre-emptive offer to existing shareholders. Principles 2022. This renewed authority complies with UK institutional investment guidelines and will expire at the earlier of 30 June 2027 and the conclusion of the Company’s 2027 Annual General Meeting. Renewal of authority for purchase Additional authority for of own shares disapplication of pre-emption rights Resolution 22. for purposes of acquisitions or That the Company be and is hereby generally and unconditionally authorised, in accordance with Section 701 of specified capital investments the 2006 Act, to make one or more market purchases (within the meaning of Section 693(4) of the 2006 Act) of its ordinary Resolution 21. shares in the capital of the Company, provided that: That if resolutions 18 and/or 19 are passed the Directors be and A. Such authority be limited: are hereby authorised in addition to any authority granted under resolution 20 to allot equity securities (as defined in i. to a maximum aggregate number of 252,810,674 Section 560(1) of the 2006 Act) for cash pursuant to the power ordinary shares; conferred on the Directors by resolutions 18 and/or 19 and/or to ii. by the condition that the minimum price which may be sell any ordinary shares held by the Company as treasury shares paid for each ordinary share is five pence and the for cash as if Section 561 of that Act did not apply to such maximum price which may be paid for an ordinary share allotment or sale for a period expiring at the earlier of 30 June is the highest of: 2027 and the conclusion of the Annual General Meeting of the Company to be held in 2027 (save that the Company may make a. an amount equal to 105 per cent of the average of offers and enter into agreements under this authority prior to its the middle market quotations for an ordinary share expiry which would, or might, require equity securities to be as derived from the Daily Official List of the London allotted (or treasury shares to be sold) after such expiry, and the Stock Exchange for the five business days Board may allot equity securities (or sell treasury shares) under immediately preceding the day on which the share is any such offer or agreement as if the said authority had not contracted to be purchased; and expired), such authority to be: b. the higher of the price of the last independent trade A. limited to the allotment of equity securities and sale of and the highest current independent bid on the treasury shares up to a nominal amount of £6,320,266; and trading venues where the purchase is carried out, B. used only for the purposes of financing (or refinancing, if the in each case exclusive of expenses; authority is to be used within 12 months after the original transaction) a transaction which the Board determines to be B. Such authority shall, unless renewed, varied or revoked prior either an acquisition or a specified capital investment of a to such time, expire at the earlier of 30 June 2027 and the kind contemplated by the Statement of Principles 2022. conclusion of the Annual General Meeting of the Company to be held in 2027, save that the Company may before such Explanatory notes expiry make a contract or contracts to purchase ordinary In line with the guidance in the Statement of Principles 2022, shares under the authority hereby conferred which would or resolution 21 requests shareholder approval, by way of a separate may be executed wholly or partly after the expiry of such special resolution, for the Directors to allot equity securities or sell authority and may make a purchase of ordinary shares in treasury shares for cash in connection with acquisitions or capital pursuance of any such contract or contracts as if the power investments without first being required to offer such securities to conferred hereby had not expired; and existing shareholders in proportion to their existing holdings, in addition to the general authority to disapply pre-emption rights C. All ordinary shares purchased pursuant to said authority sought under resolution 20. In accordance with the Statement of shall be either: Principles 2022, the Directors confirm that this authority will only be used in connection with an acquisition or specified capital investment i. cancelled immediately upon completion of the purchase; that is announced contemporaneously with the issue, or that has or taken place in the preceding 12-month period and is disclosed in the ii. held, sold, transferred or otherwise dealt with as treasury announcement of the issue. This authority only extends to the issue of shares in accordance with the provisions of the 2006 Act. equity securities, including the sale of any ordinary shares held in treasury in accordance with the provisions of Chapter 6 of Part 18 of the 2006 Act. As at 30 March 2026 the Company held no treasury shares. 12 Prudential plc Notice of meeting 2026

Explanatory notes The Company may retain any shares it purchases as treasury shares The Directors consider that there are circumstances in which it is with a view to possible reissue at a future date or may cancel the desirable for the Company to purchase its own shares in the market. shares. If the Company were to purchase any of its own ordinary The Directors believe that it is an important part of the financial shares, it would consider holding them as treasury shares pursuant to management of the Company to have the flexibility to repurchase the authority conferred by this resolution. This would enable the issued shares in order to manage its capital base. The Company only Company to reissue such shares quickly and cost-effectively and seeks to purchase shares where the Directors believe this would be in would provide the Company with additional flexibility in the the best interests of shareholders generally, which may include, for management of its capital base. This authority will expire at the example, to return capital to shareholders, or to manage share earlier of 30 June 2027 and the conclusion of the Company’s 2027 dilution from the vesting of awards under its employee and agent Annual General Meeting. share plans or the take-up of any scrip dividend option. The authority The Company has options and awards outstanding over 3,111,255 will only be used after careful consideration, taking into account ordinary shares, representing approximately 0.12 per cent of the market conditions prevailing at the time, other investment and Company’s ordinary issued share capital as at 30 March 2026 (the financing opportunities and the overall financial position of the latest practicable date prior to the publication of this Notice). If the Company, as well as other relevant factors and circumstances at that existing authority given at the 2025 Annual General Meeting and the time, for example the effect on earnings per share. No purchases of authority sought by this resolution 22 were to be fully used these shares would be conducted on the HKSE. outstanding options and awards would represent 0.15 per cent of the Accordingly, this resolution is proposed to authorise the Company to Company’s ordinary issued share capital at that date. make market purchases of its ordinary shares up to a maximum nominal value of £12,640,533, representing 252,810,674 ordinary Resolution 23. shares which is approximately 10 per cent of the Company’s issued That a general meeting other than an Annual General Meeting share capital (excluding treasury shares) as at 30 March 2026, at may be called on not less than 14 clear days’ notice. prices not lower than five pence per ordinary share and not exceeding the highest of (i) 105 per cent of the average middle-market value of Explanatory notes an ordinary share for the five business days preceding the date of Under the 2006 Act, the notice period required for general meetings purchase and (ii) the higher of the price of the last independent trade of the Company is 21 clear days unless shareholders approve a and the highest current independent bid on the trading venues where shorter notice period (which cannot however be less than 14 clear the purchase is carried out. days). Annual General Meetings are still required to be held on at least 21 ‘clear days’ notice. Approval for a shorter notice period was sought Resolution 22 renews the authority for the Company to purchase its and received from shareholders at the last Annual General Meeting own shares granted by shareholders at last year’s Annual General and to preserve this ability, this resolution 23 seeks renewal of the Meeting. On 23 June 2024, the Company announced the launch of a approval for a notice period of 14 days to apply to general meetings. share buyback programme to return USD 2 billion to shareholders. The shorter notice period will not be used as a matter of routine, but The first tranche was completed in 2024. On 5 December 2024, the only where flexibility is merited by the business of the meeting and is Company announced the commencement of the second tranche of thought to be to the advantage of shareholders as a whole. If used, the programme for c. USD 800 million. On 27 June 2025, the an electronic voting facility will be provided. Company announced the completion of the second tranche of the programme with the repurchase of 83,175,466 ordinary shares for c. Annual General Meetings will continue to be held on at least 21 clear USD 800 million. On 1 July 2025, the Company announced the third days’ notice. tranche of the programme for c. USD 500 million. On 23 December The approval will be effective until the earlier of 30 June 2027 or the 2025, the Company announced the completion of the third tranche conclusion of the Company’s 2027 Annual General Meeting when it is with the repurchase of 36,881,649 shares for c. USD 500 million. All intended that a similar resolution will be proposed. shares repurchased under the programme were cancelled. On 15 December 2025, Prudential announced a share purchase By order of the Board of Directors programme to reduce the issued share capital of the Company to offset dilution from shares issued under the scrip dividend alternative in respect of the 2024 second interim dividend and the 2025 first Tom Clarkson interim dividend. This programme commenced on 15 December and Company Secretary completed on 22 December 2025. A total of 2,197,669 ordinary shares were repurchased and cancelled. 23 April 2026 On 6 January 2026, the Company announced the launch of a USD 1.2 billion share buyback programme which remains ongoing and is being conducted in accordance with the authority to purchase Ordinary Shares granted by shareholders pursuant to resolution 21 at the Company’s 2025 Annual General Meeting. Where relevant, share purchases under this programme will be conducted in accordance with any authority granted pursuant to this resolution 22. 13 Prudential plc Notice of meeting 2026

Additional information

Board of Directors

As at the date of this document, the Board of Directors of the Company comprises:

Chair

Shriti Vadera

Chair Designate

Sir Douglas Flint

Executive Director

Anil Wadhwani, Chief Executive Officer

Independent Non-executive Directors

Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, Guido Fürer, Ming Lu, George David Sartorel, Mark Vincent Thomas Saunders FIA, FASHK, Claudia Ricarda Rita Suessmuth Dyckerhoff and Jeanette Kai Yuan Wong.

Shriti Vadera will not stand for re-election at this Meeting.

Save as disclosed above, none of the Directors standing for election or re-election has any relationship with any other Director, member of senior management or substantial or controlling shareholder of the Company. The biographical information in respect of each of these Directors complies with the disclosure requirements as set out in the HKLR. As such, there are no other matters that need to be brought to the attention of holders of securities of the Company and no other information to be disclosed pursuant to the requirements of Rule 13.51(2) (h) to (v) of the HKLR.

Directors' remuneration

As at the date of this Notice, Non-executive Directors (excluding the Chair and Chair Designate) are paid a base fee of US$ 129,000 per annum, with additional fees for membership or chairing of a Board Committee as set out in the table below. Shriti Vadera is the Chair of the Company. She receives an annual fee of US$ 1,005,000, which includes her committee duties. Sir Douglas Flint is the Chair Designate. He receives an annual fee of US$ 1,005,000, which includes his committee duties. Jeremy Anderson is the Senior Independent Director of the Company and he receives an annual fee of US$ 61,000, in addition to his Board and Committee fees.

Role	Annual fee US$
Audit Committee	39,000 (member) 92,000 (Chair)
Risk Committee	39,000 (member) 92,000 (Chair)
Remuneration Committee	39,000 (member) 80,000 (Chair)
Nomination & Governance Committee	19,000 (member) – (Chair)
Sustainability Committee	30,000 (member) 60,000 (Chair)

Salary levels for the Executive Director are reviewed annually by the Remuneration Committee taking account of the pay budgets for the wider workforce and external market reference points to provide context. The current basic salary of Anil Wadhwani is HK$12,650,000. In addition, Anil Wadhwani is eligible to receive a discretionary annual bonus and long-term incentive awards as described more fully in the Directors' Remuneration Report in the 2025 Annual Report.

Directors' interests in shares, options and awards

	Total beneficial interest (number of shares)
Shriti Vadera	117,500
Anil Wadhwani	466,717
Jeremy Anderson	19,157
Arijit Basu	13,691
Chua Sock Koong	15,000
Sir Douglas Flint	20,000
Guido Fürer	13,000
Ming Lu	17,600
George Sartorel	14,000
Mark Saunders	13,750
Claudia Suessmuth Dyckerhoff	4,800
Jeanette Wong	14,600

Notes
The Directors' beneficial interests in shares are shown as at 30 March 2026, being the latest practicable date prior to the publication of this Notice.
None of the Directors standing for re-election has an interest in the Company's loan stock, nor the shares or loan stock of any subsidiary or associated undertaking of the Group.

Major shareholders

The table below shows the holdings of major shareholders in the Company's issued ordinary share capital, as at 31 December 2025, as notified and disclosed to the Company in accordance with the UK Disclosure Guidance and Transparency Rules.

As at 31 December 2025	% of total voting rights
BlackRock, Inc	6.86
Norges Bank	3.97

In March 2026, Norges Bank notified Prudential that its voting rights had increased to 4.04% of the Company's issued share capital. In March 2026, UBS Group AG-Investment Bank & Global Wealth Management notified Prudential that its voting rights had increased to 5.09% of the Company's issued share capital.

14 Prudential plc Notice of meeting 2026

Notes to Notice of Meeting

Appointing a proxy

1. Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2. Members' attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

   i. Completing and returning the enclosed Form of Proxy;

   ii. For members on the UK register, if you would like to submit your Form of Proxy electronically, you may do so by logging into www.investorcentre.co.uk/eproxy. You will need your Control Number, SRN and PIN which can be found on your Form of Proxy.

   iii. If you are an institutional investor, you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the registrar. Please go to www.proxymity.io for further information regarding Proxymity. Your proxy must be lodged by 9.00am BST on 26 May 2026 to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity's associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy; or

   iv. If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 4.00pm Hong Kong time (9.00am BST) on 26 May 2026. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 20 May 2026 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited ('Computershare Hong Kong'), the Hong Kong branch share registrar, by the deadline above.

3. If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms, or would like to request a paper copy of the 2025 Annual Report, please contact Computershare in the UK on +44 (0)370 707 1507 or Computershare Hong Kong on +852 2862 8555. Lines at Computershare UK are open from 8.30am to 5.30pm (local time) Monday to Friday, excluding bank holidays in England and Wales. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (local time) Monday to Friday, excluding public holidays in Hong Kong.

4. To be valid, a Form of Proxy, or other instrument appointing a proxy, must be received by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY no later than 9.00am BST on 26 May 2026 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 4.00pm Hong Kong time on 26 May 2026. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00pm Singapore time on 20 May 2026 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.

5. The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraphs 8 to 11 below) will not prevent a shareholder attending the Meeting and voting in person, or via the Lumi platform, if they wish to do so.

6. Any person to whom this Notice is sent who is a person nominated under Section 146 of the 2006 Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company. If you hold your shares via a bank or broker, please contact your bank or broker directly for information on how to vote.

8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

9. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 9.00am BST on 26 May 2026. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

10. CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and,

15 Prudential plc Notice of meeting 2026

where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

11. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

12. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

Appointing corporate representatives

13. Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Entitlement to attend, vote and ask questions at the Meeting

14. To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company's main UK share register or Hong Kong branch register as at 6.00pm BST on 26 May 2026 (4.00pm Hong Kong time on 26 May 2026) (or, in the event of any adjournment, 6.00pm BST, two business days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP's register as at 5.00pm Singapore time on 20 May 2026 (or in the event of an adjournment 5.00pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company's share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

15. Any member or their proxy attending the Meeting has the right to ask questions. Shareholders are encouraged to ask questions in a succinct manner. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if:

    i. to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information;

    ii. the answer has already been given on a website in the form of an answer to a question; or

    iii. it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

16. The Company will continue its practice of calling a poll on all resolutions at the Meeting. The voting results, which will include all votes cast for and against each resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against each resolution, will be published on the Company's website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld. This practice ensures all votes cast either at the Meeting or through proxies are included in the result.

17. Members or their proxies/corporate representatives wishing to attend the Meeting in person will be asked for photo ID on arrival.

Security

18. We do not permit behaviour that may interfere with anyone's security, comfort, safety or the good order of the Meeting and any such behaviour will be dealt with appropriately by the Chair of the AGM. Anyone who does not comply may be removed from the Meeting. To ensure the safety of all shareholders and attendees, security checks may be carried out on entry to the venue of the Meeting. The use of cameras and recording equipment are not permitted during the Meeting. Mobile phones and other electronic communication devices should be switched to silent mode.

Extreme weather conditions

19. Shareholders should decide themselves whether they will attend the physical meeting in bad weather conditions bearing in mind their personal circumstances. We recommend all shareholders familiarise themselves with the procedures for joining the Meeting electronically (set out on pages 18 and 19 of this document), in case the Meeting is held during bad weather conditions.

    In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or "extreme conditions caused by a super typhoon" announced by the HKSAR Government is in force in Hong Kong at or at any time after 12.00 noon (Hong Kong time) on the date of the Meeting, the Meeting may be adjourned or the time and / or place of the Meeting may be changed. If the Company chooses to adjourn or change the time and / or place of the Meeting, it will publish an announcement on its website at www.prudentialplc.com and the HKEX news website at www.hkexnews.hk to notify the shareholders of the date, time and place of the adjourned or postponed Meeting.

    If you wish to appoint a proxy other than the Chair and your proxy would like to attend the Meeting electronically, please contact the registrar to make the necessary arrangements in advance of the Meeting. The deadline for registration is 3.00 pm Hong Kong time (8.00am BST) on 26 May 2026.

    Corporate representatives also need to pre-register to attend the Meeting electronically.

Issued share capital

20. As at 30 March 2026 (being the latest practicable day prior to the publication of this Notice) the Company's issued share capital consists of 2,528,106,744 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 30 March 2026 were 2,528,106,744 votes.

    The Company does not hold any shares in treasury.

Miscellaneous

21. Under Section 527 of the 2006 Act, members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

    i. the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Meeting; or

    ii. any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the 2006 Act.

16 Prudential plc Notice of meeting 2026

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the 2006 Act. Where the Company is required to place a statement on a website under Section 527 of the 2006 Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under Section 527 of the 2006 Act to publish on a website. 22. A copy of this Notice and other information required by Section 311A of the 2006 Act, may be found at www.prudentialplc.com/ en/investors/shareholder-centre/annual-general-meetings/#2026-tab 23. Members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our registrar, Computershare, on +44 (0)370 707 1507. Lines are open from 8.30am to 5.30pm (local time) Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. 24. You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chair’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Privacy 25. The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data which may be made available on our website at www.prudentialplc.com. The Company shall process such personal data in accordance with its privacy policy, which can be found at www.prudentialplc.com/ content/dam/prudential-plc/investor/support/privacy-notice-prudential-share-holders.pdf 17 Prudential plc Notice of meeting 2026

Joining the Prudential plc 2026 Annual General Meeting remotely

Prudential plc will be enabling shareholders to attend and participate in the 2026 Annual General Meeting electronically, should they wish to do so.

Accessing the Annual General Meeting website

The Lumi platform can be accessed online using the most recent version of Chrome, Firefox or Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the Annual General Meeting using this method, please go to https://meetings.lumiconnect.com/800-206-028-293 on the day.

An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user's responsibility to ensure you remain connected for the duration of the Meeting.

Logging in

- On accessing the Lumi Platform, you may be asked to enter a Meeting ID which is 800-206-028-293.
- You will then be prompted to enter your unique Shareholder Reference Number (SRN), which is printed on your Form of Proxy or voting information card.
- You will also be asked to enter a PIN – this is printed on your Form of Proxy.
- Access to the Meeting via the website will be available from 3.00pm Hong Kong time (8.00am BST) on 28 May 2026; however, please note that the voting facility will not be enabled until the Chair formally declares the poll open.

Broadcast

The Meeting will be broadcast live. Once logged in, and at the commencement of the Meeting, you will be able to listen to the proceedings of the Meeting on your device, as well as view and vote on the resolutions to be put forward to the Meeting, once the poll is open (see 'Voting' for further details).

Voting

Once the Chair has formally opened the Meeting, she will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal Meeting on the Chair's instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting. Resolutions will not be put forward separately.

Once the resolutions have been proposed, the list of resolutions will appear, along with the voting options available.

- Select the option that corresponds with how you wish to vote, 'FOR', 'AGAINST' or 'WITHHELD'.
- Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received – there is no submit button.
- If you make a mistake or wish to change your vote, simply select the correct choice.
- If you wish to cancel your vote, select the 'cancel' button.
- You will be able to do this at any time while the poll remains open and before the Chair announces its closure at the end of the Meeting.

Questions

Questions on the day can be submitted either as text via the Lumi Messaging function or verbally via the 'Request to speak' option. Details of how to access the 'Request to speak' button will be provided on the day of the Meeting once you are logged into the Lumi platform.

To ask a question via the Lumi Messaging function, select the Messaging icon from within the navigation bar and type your question at the top of the screen. To submit your question, click on the Send button to the right of the text box.

Duly appointed proxies and corporate representatives

If you appoint a proxy other than the Chair, the proxy will need to obtain the unique username and password to join the meeting via the Lumi platform. Corporate representatives who wish to join via Lumi will also need to obtain those details. Please contact the Company's registrar Computershare UK before 8.30am (BST) on 26 May 2026 on +44 (0)370 707 1507. Lines are open 8.30am to 5.30pm (local time) Monday to Friday (excluding public holidays in England and Wales). Shareholders on the Hong Kong register should contact Computershare Hong Kong before 3.30pm (Hong Kong time) on +852 2862 8555. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (local time) Monday to Friday, excluding public holidays in Hong Kong.


LUMI
LUMI

18 Prudential plc Notice of meeting 2026

Annual General Meeting website: https://meetings.lumiconnect.com/800-206-028-293 To log in you must have your SRN and PIN – see ‘logging in’ section for details. Open the Lumi platform and When the Chair declares the you may then be prompted to poll open, a list of all enter the Meeting ID resolutions and voting choices (800-206-028-293). If you will appear on your device. attempt to login to the Scroll through the list to view website before 8.00am BST all resolutions. on 28 May 2026, a pop-up dialogue box will appear. After accessing the website, For each resolution, press the you will be prompted to enter choice corresponding with the your unique SRN and PIN (see way in which you wish to vote. ‘logging in’ section for When selected, a confirmation details). message will appear. When successfully If you change your mind, authenticated, you will be simply press the correct choice taken to the Home screen. to override your previous selection. To cancel your vote, press ‘Cancel’. To return to the voting screen while the poll is open, select the voting icon. To view the meeting If you would like to ask a presentation, expand the question via the Lumi ‘Broadcast Panel’, located messaging function, select the at the bottom of your messaging icon. Type your device. If viewing through message within the chat box at a browser, it will appear the bottom of the messaging automatically. This can be screen. minimised by pressing the same button. Click the send button to submit. Questions can also be submitted verbally via the ‘Request to speak’ option. Details of how to access the ‘Request to speak’ button will be provided on the day of the Meeting, once you are logged into the Lumi platform. 19 Prudential plc Notice of meeting 2026

Joining the Prudential plc 2026 Annual General Meeting in person The physical element of the Prudential plc 2026 Annual General Meeting will be held at: AIRSIDE, Level 11 2 Concorde Road, Kai Tak Kowloon, Hong Kong at 4.00pm Hong Kong/Singapore time (9.00am BST) on Thursday, 28 May 2026. You will be requested to present photo ID on arrival. The Notice of Meeting and all other details for the Annual General Meeting are available on our website: www.prudentialplc.com/en/investors/ shareholder-centre/annual-general-meetings/#2026-tab 20 Prudential plc Notice of meeting 2026

Shareholder information

Documents available for inspection

Copies of documents listed below are available for inspection during normal business hours at 5th Floor, 10 Old Bailey, London, EC4M 7NG, the registered office of the Company, Monday to Friday (UK public holidays excepted) and will be available at the place of the Meeting from 3.45pm Hong Kong/Singapore time on Thursday 28 May 2026 until the conclusion of the Meeting.

The documents available for inspection are:

- the service contract between the Prudential Group and the Executive Director; and
- the letters of appointment and terms and conditions of appointment between the Company and the Non-executive Directors (including the Chair and Chair Designate).

If you would like to make arrangements to inspect any of the above documents, please contact secretariat@prudentialplc.com

The above documents will also be displayed at the Company's principal place of business in Hong Kong, 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Dividend mandates

UK Register

Shareholders holding shares on the main UK register should provide their bank or building society details via www.investorcentre.co.uk (by registering or logging into their Computershare account) in order to receive cash dividends. Cash dividends will be paid directly into shareholders' bank or building society accounts.

Hong Kong Register

Shareholders holding shares on the Hong Kong branch register may provide their bank account details for receiving dividend payments. Any shareholders who have not provided valid bank details will be issued with a cheque payment posted to the shareholder's registered address.

More information may be found at www.prudentialplc.com/en/investors/shareholder-centre/cash-dividend-and-currency-election

Dividend currency

The Company announces its dividends in US dollars. Shareholders on the UK register may elect to receive their dividend payment in pound sterling or in US dollars. If no election is made, the shareholder will receive payment in pound sterling.

Shareholders on the Hong Kong register may elect to receive their dividend payment in Hong Kong dollars or US dollars. If no election is made, the shareholder will receive payment in Hong Kong dollars.

If a shareholder has previously made an election to receive payment for future dividends in US dollars, they will continue to receive payment in US dollars until the election has been revoked.

Such election or instructions to revoke a previous election must be received by the relevant share registrar on or before 21 April 2026. Elections can be made by contacting the relevant registrar whose contact details, and further information, can be found on Prudential's website: www.prudentialplc.com/en/investors/shareholder-centre/cash-dividend-and-currency-election

Cash dividend alternative

Dividend Re-Investment Plan

Prudential offers a Dividend Reinvestment Plan (DRIP) to shareholders on the UK register. Under the DRIP, shares are purchased in the market using the cash dividends that would otherwise have been paid to shareholders. The purchased shares are then distributed to each electing shareholder in proportion to the amount of their cash dividend receivable. The price paid for the shares will only be known after all the shares have been purchased. Further details of the DRIP and the terms and conditions of the service are available at www.computershare.com/uk/individuals/im-a-shareholder/dividend-reinvestment-plan

Scrip dividend

Prudential offers a scrip dividend alternative, which involves the issuance of new ordinary shares on the Hong Kong line only. Prudential will make available a share dealing facility to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative. Further information, including mandate forms, is available at www.prudentialplc.com/en/investors/shareholder-centre/scrip-dividend

2025 second interim dividend timetable

The timetable for the 2025 second interim dividend is as follows:

2025 second interim dividend	Shareholders registered on the UK register and Hong Kong branch register	Holders of American Depositary Receipts	Shareholders with ordinary shares standing to the credit of their CDP securities accounts
Ex-dividend date	26 March 2026	–	26 March 2026
Record date	27 March 2026	27 March 2026	27 March 2026
Payment date	13 May 2026	13 May 2026	On or around 20 May 2026

21 Prudential plc Notice of meeting 2026

Special token of appreciation for our shareholders

As a token of our appreciation for your support, each shareholder attending the Meeting will receive one small corporate souvenir.

If a shareholder is also appointed as proxy/proxies/representative(s) of other shareholder(s), or a proxy/representative represents multiple shareholders, the number of souvenirs each of the shareholder, proxy or representative will receive is still limited to one.

Electronic communications

Shareholders are encouraged to elect to receive corporate communications electronically. Using electronic communication will save on printing and distribution costs and create environmental benefits.

Shareholders on the UK register can elect to receive corporate communications electronically by registering with Computershare UK at www-uk.computershare.com/Investor

Shareholders who have registered will be sent an email notification when corporate communications are available on the Company's website, and a link will be provided to access that information. When registering, shareholders will need their shareholder reference number, which can be found on their share certificate. Please contact Computershare UK if you require any assistance or further information.

Shareholders on the Hong Kong register can elect to receive corporate communications electronically by registering with Computershare Hong Kong. Shareholders who have registered will receive an email notification when corporate communications are available on the Company's website. Please contact Computershare Hong Kong if you require any assistance or further information.

The option to receive shareholder documents electronically is not available to shareholders holding shares through The Central Depository (Pte) Limited (CDP) in Singapore.

Managing your shareholding

Information on how to manage shareholdings on the UK register can be found at www-uk.computershare.com/Investor

The pages at this web address provide the following:

- Answers to commonly asked questions regarding shareholder registration;
- Links to downloadable forms and guidance notes; and
- A choice of contact methods – via email, telephone or post.

Share dealing services

Prudential's UK registrar, Computershare, offers a dealing facility for buying and selling Prudential plc ordinary shares. Details can be found at www.computershare.com/dealing/uk

Should you have any questions regarding Computershare's UK dealing facility, please contact them on +44 (0)370 707 1507 between 8:30am and 5:30pm (local time), Monday to Friday (excluding bank holidays in England and Wales). You can also register or log into your Investor Centre account at www-uk.computershare.com/Investor

ShareGift

Shareholders who only have a small number of shares the value of which makes them uneconomic to sell may wish to consider donating them to ShareGift (Registered Charity 1052686).

The relevant share transfer form may be downloaded from our website at www.prudentialplc.com/en/investors/shareholder-centre/shareholder-forms

Further information about ShareGift may be obtained on +44 (0)20 7930 3737 or from www.ShareGift.org

UK shareholder enquiries

For enquiries about shareholdings, including dividends and lost share certificates, please contact the Company's registrar:

By post

Computershare Investor Services
PLC The Pavilions
Bridgwater Road
Bristol, BS13 8AE

By telephone

Tel +44 (0)370 707 1507

Lines are open from 8.30am to 5.30pm (local time), Monday to Friday, excluding bank holidays in England and Wales.

Hong Kong shareholder enquiries

Shareholders on the Hong Kong register should direct enquiries regarding their accounts to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Telephone: +852 2862 8555. Lines at Computershare Hong Kong are open from 9.00am to 6.00pm (local time), Monday to Friday, excluding public holidays in Hong Kong.

American Depositary Receipts ('ADRs')

The Company's ordinary shares are listed on the New York Stock Exchange in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol PUK. Each American Depositary Share represents two ordinary shares. All enquiries regarding ADR holder accounts should be directed to Citibank, the authorised depository bank, at Citibank Shareholder Services, PO Box 43077, Providence, RI 02940-3077, USA. Telephone: +1 877 248 4237 (toll free within the United States) and +1 781 575 4555 (for international callers).

Singapore shareholder enquiries

Shareholders who have shares standing to the credit of their securities accounts with CDP in Singapore may refer queries to

The Central Depository

Operating Hours
- Monday to Friday – 8.30am to 5.00pm (local time)
- Saturday, Sunday & Public Holidays – Closed

Email : asksgx@sgx.com

Contact Centre : +65 6535 7511.

Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.

22 Prudential plc Notice of meeting 2026

Prudential public limited company Incorporated and registered in England and Wales with limited liability Registered office 5th Floor 10 Old Bailey London EC4M 7NG Registered number 1397169 www.prudentialplc.com Principal place of business 13th Floor One International Finance Centre 1 Harbour View Street Central Hong Kong Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities. The Group is subject to a group-wide supervisory framework which is regulated by the Hong Kong Insurance Authority. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 April 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary